SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                           ----------------------

                                SCHEDULE 13D
                               (RULE 13D-101)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 3)


                       Coastal Physician Group, Inc.
   ----------------------------------------------------------------------
                              (Name of Issuer)

                       Common Stock, par value $.01 per share
  -----------------------------------------------------------------------
                       (Title of Class of Securities)

                                  19049510
 ------------------------------------------------------------------------
                               (CUSIP Number)

                           Steven M. Scott, M.D.
                           3711 Stoneybrook Drive
                        Durham, North Carolina 27705
  -----------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              With a copy to:

                          Daniel E. Stoller, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000
 -------------------------------------------------------------------------

                               June 30, 1998
--------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ( )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 19049510                     13D
-------------------


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Steven M. Scott, M.D.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) (X)
                                                                (b) ( )

     3     SEC USE ONLY

     4     SOURCE OF FUNDS
           PF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         (   )
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

       NUMBER OF             7     SOLE VOTING POWER
        SHARES
      BENEFICIALLY                 17,640,136 Common Shares*
        OWNED BY
          EACH               8     SHARED VOTING POWER
       REPORTING
        PERSON                     654,909 Common Shares
         WITH
                             9     SOLE DISPOSITIVE POWER

                                   17,640,136 Common Shares*

                            10     SHARED DISPOSITIVE POWER

                                   654,909 Common Shares

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           18,295,045 Common Shares*

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                             (X)

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           48.6%

    14     TYPE OF REPORTING PERSON
           IN

------------------

    * Rows 7, 9 and 11 in the above chart do not include 4,449,740 shares of common stock issuable upon conversion of Series D Convertible Preferred Stock. See Item 3 and Item 5.




     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Scott Medical Partners, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  (X)
                                                               (b)  ( )

     3     SEC USE ONLY

     4     SOURCE OF FUNDS

           OO

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          (   )
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Tennessee

                              7     SOLE VOTING POWER
       NUMBER OF
        SHARES                      7,138,311 Common Shares
     BENEFICIALLY
       OWNED BY               8     SHARED VOTING POWER
         EACH
       REPORTING                    0 Common Shares
        PERSON
         WITH                 9     SOLE DISPOSITIVE POWER

                                    7,138,311 Common Shares

                             10     SHARED DISPOSITIVE POWER

                                    0 Common Shares

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,138,311  Common Shares

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                               (   )

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.0%

    14     TYPE OF REPORTING PERSON
           CO




     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Signal Fund, L.P.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) (X)
                                                               (b) ( )

     3     SEC USE ONLY

     4     SOURCE OF FUNDS

           OO

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       (  )
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Tennessee

       NUMBER OF              7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  815,000 Common Shares
       OWNED BY
         EACH                 8    SHARED VOTING POWER
       REPORTING
        PERSON                     0 Common Shares
         WITH
                              9    SOLE DISPOSITIVE POWER

                                   815,000 Common Shares

                             10    SHARED DISPOSITIVE POWER

                                   0 Common Shares

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            815,000  Common Shares

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                             (   )

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.2%

    14     TYPE OF REPORTING PERSON
           PN




     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Steven M. Scott Family Limited Partnership

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  (X)
                                                                (b)  ( )

     3     SEC USE ONLY

     4     SOURCE OF FUNDS

           OO

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          (   )
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Tennessee

       NUMBER OF             7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  535,766 Common Shares
       OWNED BY
         EACH                8     SHARED VOTING POWER
       REPORTING
        PERSON                     0 Common Shares
         WITH
                             9     SOLE DISPOSITIVE POWER

                                   535,766 Common Shares

                            10     SHARED DISPOSITIVE POWER

                                   0 Common Shares

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            535,766  Common Shares

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                             (   )

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.4%

    14     TYPE OF REPORTING PERSON
           PN




     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Doctors Health Plan, Inc.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  (X)
                                                                 (b)  (  )

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

           OO

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       (   )
           REQUIRED PURSUANT TO  ITEM 2(d) OR 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           North Carolina

       NUMBER OF             7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  1,500,000  Common Shares
       OWNED BY
         EACH                8     SHARED VOTING POWER
       REPORTING
        PERSON                     0 Common Shares
         WITH
                             9     SOLE DISPOSITIVE POWER

                                   1,500,000 Common Shares

                            10     SHARED DISPOSITIVE POWER

                                   0 Common Shares

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,500,000 Common Shares

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                (  )

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.0%

    14     TYPE OF REPORTING PERSON
           CO




     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Scott Family Foundation, Inc.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  (X)
                                                                (b)  ( )

     3     SEC USE ONLY

     4     SOURCE OF FUNDS

           OO

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               (   )
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida

       NUMBER OF             7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 39,110  Common Shares
       OWNED BY
         EACH                8    SHARED VOTING POWER
       REPORTING
        PERSON                    0 Common Shares
         WITH
                             9    SOLE DISPOSITIVE POWER

                                  39,110 Common Shares

                            10    SHARED DISPOSITIVE POWER

                                  0 Common Shares

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            39,110 Common Shares

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                     (   )

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.1%

    14     TYPE OF REPORTING PERSON
           CO




     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           S&WLP

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  (X)
                                                                 (b)  (  )

     3     SEC USE ONLY

     4     SOURCE OF FUNDS

           OO

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          (   )
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Tennessee

       NUMBER OF             7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  119,143 Common Shares
       OWNED BY
         EACH                8     SHARED VOTING POWER
       REPORTING
        PERSON                     0 Common Shares
         WITH
                             9     SOLE DISPOSITIVE POWER

                                   119,143 Common Shares

                            10     SHARED DISPOSITIVE POWER

                                   0 Common Shares

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            119,143 Common Shares

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                           (  )

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.3%

    14     TYPE OF REPORTING PERSON
           PN




        This statement amends and supplements the Schedule 13D relating to the beneficial ownership of Common Stock, par value $.01 per share (the "Common Stock") of Coastal Physician Group, Inc., a Delaware corporation (the "Issuer"), filed jointly with the Securities and Exchange Commission by and on behalf of Steven M. Scott, M.D. ("Dr. Scott") and various entities which may be deemed to be controlled by Dr. Scott. A Joint Filing Agreement is attached hereto as Exhibit 1 with respect to the filing parties. Except as disclosed herein there has been no change in the information previously reported on Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

        Dr. Scott currently may be deemed to be the beneficial owner of 18,295,045 shares, or 48.6%, of the Issuer's Common Stock.

        On June 30, 1998, Dr. Scott converted the Issuer's $2,000,000 10% Convertible Debenture due July 1, 1998 (the "Convertible Debenture"), plus accrued interest thereon of $64,958.90, into 444,974 shares of the Issuer's Series D Convertible Preferred Stock, par value $.01 per share (the "Series D Stock"). On June 29, 1998, the Convertible Debenture was amended to provide that it would be convertible only into Series D Stock, and that no portion of the Convertible Debenture would be converted into shares of the Issuer's Common Stock. Each share of Series D Stock generally is entitled to ten votes per share and, subject to the approval of the Issuer's shareholders, is convertible into ten shares of the Issuer's Common Stock. Accordingly, the 444,974 shares of Series D Stock are convertible into 4,449,740 shares of Common Stock. Dr. Scott has no present intention of seeking approval of the Issuer's stockholders for the conversion of the shares of Series D Stock and, accordingly, such shares of Common Stock are not deemed to be beneficially owned by Dr. Scott and are not included in this Schedule 13D as shares of Common Stock beneficially owned by him. The Certificate of Designations, Preferences and Rights of the Series D Stock is attached hereto as Exhibit 2.

        The Convertible Debenture provided that the conversion price for each share of Common Stock was the lower of (i) the average closing price for shares of Common Stock on the New York Stock Exchange for the ten trading days immediately prior to March 3, 1998 or (ii) the average closing price for shares of Common Stock on the New York Stock Exchange for the ten trading days immediately prior to July 1, 1998, and that the conversion price for each share of Series D Stock was ten times the conversion price of the Common Stock. The applicable period for determining the conversion price was the ten trading days prior to July 1, 1998 (June 17, 1998 through June 30, 1998), and during such period the average closing price was $.4640625 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          As discussed above in Item 3, Dr. Scott currently may be deemed to be the beneficial owner of 18,295,045 shares, or 48.6%, of the Issuer's Common Stock. Such shares are the aggregate number of shares included in the Schedule 13D, and are held as set forth below:

                                                                 Percent of
Name of Person/Entity                  Shares Owned              Outstanding
----------------------------      ---------------------        --------------
Dr. Scott                             8,147,715(1)                 21.7%
Scott Medical Partners, LLC           7,138,311                    19.0%
DHP                                   1,500,000                     4.0%
The Signal Fund, L.P.                   815,000                     2.2%
The Steven M. Scott
Family Limited Partnership              535,766                     1.4%
The Scott Family Foundation, Inc         39,110                     0.1%
S&WLP                                   119,143                     0.3%

___________________

1 Includes 2,392 shares of Common Stock subject to an option exercisable within 60 days. Does not include 4,449,740 shares of Common Stock issuable upon conversion of the Series D Stock. See Item 3 above. Dr. Scott expressly disclaims any beneficial ownership of the shares of Common Stock issuable upon conversion of the Series D Stock.


        Of the 18,295,045 shares of Common Stock beneficially owned by Dr. Scott, Dr. Scott (i) has sole voting power over 17,640,136 shares, (ii) shares voting power over 654,909 shares with Dr. Walls, (iii) has sole dispositive power over 17,640,136 shares, and (iv) shares dispositive power over 654,909 shares with Dr. Walls.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None of the Issuer's Common Shares beneficially owned by Dr. Scott are pledged to secure borrowings.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1: Joint Filing Agreement of Steven M. Scott, M.D., Scott Medical Partners, LLC, The Signal Fund, L.P., The Steven M. Scott Family Limited Partnership, DHP, The Scott Family Foundation, Inc. and S&WLP, pursuant to Rule 13d-1(f).

        Exhibit 2: Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock of Coastal Physician Group, Inc.



                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 8, 1998


                          /s/ Steven M. Scott, M.D.
                          _______________________________
                          Steven M. Scott, M.D.


                          SCOTT MEDICAL PARTNERS, LLC


                          By: /s/ Bertram E. Walls, M.D.
                             _____________________________
                             Name:  Bertram E. Walls, M.D.
                             Title: Manager


                          THE SIGNAL FUND, L.P.


                          By: /s/ Bertram E. Walls, M.D.
                              _____________________________
                             Name:  Bertram E. Walls, M.D.
                             Title: General Partner


                          THE STEVEN M. SCOTT FAMILY LIMITED
                          PARTNERSHIP


                          By: /s/ Steven M. Scott, M.D.
                              ______________________________
                             Name:  Steven M. Scott, M.D.
                             Title: General Partner


                          DOCTORS HEALTH PLAN, INC.


                          By: /s/ Bertram E. Walls, M.D.
                              _____________________________
                             Name:  Bertram E. Walls, M.D.
                             Title: President


                          THE SCOTT FAMILY FOUNDATION, INC.


                          By: /s/ Steven M. Scott, M.D.
                              _____________________________
                             Name:  Steven M. Scott, M.D.
                             Title: President


                          S&WLP


                          By: /s/ Bertram E. Walls, M.D.
                             ______________________________
                             Name:  Bertram E. Walls, M.D.
                             Title: General Partner